UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


               QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935.

                  For the quarterly period ended June 30, 2000


                                SCANA Corporation
-------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
--------------------------------------------------------------------------------
                    (Address of principal executive offices)






                                Table of Contents

   Item
    No.                         Title                                  Page
------------     -------------------------------------------------- ------------


     1                Organization Chart                                 2

     2                Issuances and Renewals of
                      Securities and Capital Contributions               2

     3                Associate Transactions                             3

     4                Summary of Aggregate Investment                    4

     5                Other Investments                                  5

     6                Financial Statements and Exhibits                  5


ITEM 1 - ORGANIZATION CHART

                       Name                 Energy                                           Percentage
                        of                     or              Date             State        of Voting
                     Reporting           Gas - related          of                of         Securities           Nature of
                     Company                Company        Organization     Organization        Held              Business

SCANA Resources, Inc. (a)
   Solo Energy Corporation (new)             Energy         January 6, 1997       Delaware     31% (b)    provide long-term energy
                                                                                                          service contracts from use
                                                                                                          of micro turbines

South Carolina Electric &Gas Company  (a)
   SC Coaltech No. 1 LP (new)                Energy         April 7, 2000         Delaware     40%        production and sale of
                                                                                                          synthetic fuel

(a) These SCANA Corporation system companies are not reporting companies but they are included herein because they hold securities directly in the energy-related companies set below their names.
(b) Solo Energy Corporation's certificate of incorporation limits SCANA Corporation and its wholly owned subsidiaries to an aggregate power to vote of 18% of total number of votes entitled to be cast on matters not requiring separate voting by the holders of Series B Preferred Stock.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                               Principal        Issue                               Collateral   Consideration
                                               Amount of          or     Cost of   Person to Whomy   Given with    for Each
Company                                                                               Security
Issuing Security  Type of Security Issued     Security        Renewal   Capital     was Issued       Security     Security
----------------- -----------------------     --------          -------   -------      ------          --------     --------

Solo Energy     Series B Preferred Stock   7 million shares    Issue   $6,300,000  SCANA Resources, Inc.    None   $0.90(1)
Corporation                                 plus warrants to
                                            purchase up to 5
                                            million additional
                                               shares

Company Contributing Capital                   Company Receiving Capital         Amount of Capital Contribution

South Carolina Electric & Gas Company          SC Coaltech No. l LP              $3,780,000


(1) The shares were purchased for cash at $.90 per share, and the warrants were issued in consideration of services to be performed by SCANA Resources, Inc., or its affiliates. The warrants are currently exercisable with respect to 1,665,000 shares and may become exercisable with respect to the remaining 3,335,000 shares as services are performed.

  ITEM 3 - ASSOCIATE TRANSACTIONS

  PART I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

 Reporting Company      Associate Company    Types of Services  Direct Costs    Indirect      Cost of    Total Amount
 Rendering Services     Receiving Services       Rendered         Charged     Costs Charged   Capital       Billed
 ------------------     ------------------       --------         -------     -------------   -------       ------

      None


PART II - Transactions Performed by Associate Companies on Behalf of Reporting
          Companies


 Associate Company       Reporting Company    Type of Services  Direct Costs    Indirect      Cost of    Total Amount
 Rendering Services      Receiving Services       Rendered         Charged    Costs Charged   Capital      Billed
 ------------------      ------------------       --------         -------    -------------   -------      ------

South Carolina Electric  SC Coaltech No.1 LP    Fuel handling      $3,210           -            -        $3,210 (1)
& Gas Company

(1) accrued but unbilled as of June 30, 2000


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
   Total consolidated capitalization as of  June 30, 2000  $5,309,968(A) Line 1
     Total capitalization multiplied by 15%
         (line1 multiplied by 0.15)                 796,495              Line 2
     Greater of $50 million or line 2              $796,495              Line 3

         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1             -
             Energy-related business category 2             -
             Energy-related business category 3             -
             Energy-related business category 4             $6,300
             Energy-related business category 5             -
             Energy-related business category 6              3,780
             Energy-related business category 7             -
             Energy-related business category 8             -
             Energy-related business category 9             -
             Energy-related business category 10            -
                 Total current aggregate investment       $10,080        Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                     $786,415        Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                      -
         Gas-related business category 2                      -
                 Total current aggregate investment           -

(A) Includes common equity, preferred stock and manditorily redeemable preferred securities, long-term debt and current maturities and short-term borrowings.

ITEM 5 - OTHER INVESTMENTS
                 (Dollars in Thousands)

Major line of     Other investment  Other investment       Reason for
energy-related       in last           in this           difference in
related business   U-9C-3 report    U-9C-3 report       Other Investment

      None*


*As specifically  authorized by the Securities and Exchange Commission in Public
  Utility Holding Company Act Release No. 27133 (February 9, 2000), SCANA Corporation currently retains certain interests in specific non-utility subsidiaries that are engaged in energy-related types of business as described in Rule 58 of the Public Utility Holding Company Act of 1935.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         Exhibit A Solo Energy Corporation Balance Sheet as of June 30, 2000 Exhibit B Solo Energy Corporation Income Statement for the Period ended June 30, 2000 Exhibit C SC Coaltech No. l LP Income Statement for the Period ended June 30, 2000 (a)



(a)  SC Coaltech No. 1 LP Balance Sheet as of June 30, 2000 not available.

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the day of .



                                            SCANA Corporation
                                               Registrant





                                    by:   s/Mark R. Cannon

                                          Mark R. Cannon
                                          (Name)

                                          Controller
                                          (Title)

                                          August 25, 2000
                                          (Date)

                                                                    Exhibit A


                                   Solo Energy
                                  Balance Sheet
                               As of June 30, 2000
                             (Dollars in Thousands)
                                   (Unaudited)


 ASSETS
    Current Assets
         Cash                                                      $5,750
         Notes Receivable                                             191
 ------------------------------------------------------------------------------
   Total Current Assets                                             5,941
 ------------------------------------------------------------------------------

   Fixed Assets                                                       300

   Other Assets
        Security Deposit                                              110
        Prepaid rent                                                   18
        Capitalized Organization Expense                               15
        Intellectual Properties                                       428
 ------------------------------------------------------------------------------
   Total Other Assets                                                 571
 ------------------------------------------------------------------------------

 TOTAL ASSETS                                                      $6,812
 ==============================================================================

 LIABILITIES & EQUITY
   Liabilities
       Current Liabilities
             Accounts Payable                                       $ 535
             Accrued Interest Payable                                 118
             Notes Payable                                             86
             Short Term Debt                                          296
 ------------------------------------------------------------------------------
       Total Current Liabilities                                    1,035
 ------------------------------------------------------------------------------

 Total Liabilities                                                  1,035

 Equity
    Capital Stock                                                     547

    Preferred Stock
         Total Preferred B                                          8,402
         Total Preferred A                                          1,862
 ------------------------------------------------------------------------------
    Total Preferred Stock                                          10,264

    Retained Earnings                                              (2,320)
    Net Income                                                     (2,714)
 ------------------------------------------------------------------------------
     Total Equity                                                   5,777
 ------------------------------------------------------------------------------

 TOTAL LIABILITIES & EQUITY                                         $6,812
 ==============================================================================

                                                                    Exhibit B
                                   Solo Energy
                                Income Statement
                               As of June 30, 2000
                             (Dollars in Thousands)
                                   (Unaudited)

Ordinary Income/Expense
         Expense

            Total Engineering                                         912
            Total Marketing                                             5

             G&A
                    Relocation                                          8
                    Rent/25                                            19
                    Amortization                                        2
                    Automobile Expense                                  2
                    Capitalized Equipment                             208
                    Consultants                                       237
                    Dues and Subscriptions                              9
                    Equipment Rental                                   13
                    Total Execustaff                                  861
                    Insurance                                           3
                    Legal and Accounting Fees                         107
                    Meals                                              10
                    Office Supplies and Expenses                       12
                    Outside Services                                    5
                    Postage and Delivery                                8
                    Printing and Reproduction                           8
                    Rent                                               38
                    Repairs                                             1
                    Taxes                                               1
                    Telephone                                          20
                    Travel                                            193
                    Utilities                                           2
                    G&A - Other                                         2
--------------------------------------------------------------------------------
                Total G&A                                           1,769
--------------------------------------------------------------------------------

         Total Expense                                              2,686
--------------------------------------------------------------------------------

Net Ordinary Income                                               (2,686)

Other Income/Expense
        Other Income
                Interest Income                                        25
                Other Income                                            5
--------------------------------------------------------------------------------
        Total Other Income                                             30
        Other Expense
                Interest Expense                                       58
--------------------------------------------------------------------------------
        Total Other Expense                                            58
Net Other Income                                                      (28)
--------------------------------------------------------------------------------
Net Income                                                         (2,714)
================================================================================

                                                                Exhibit C



                      South Carolina Coaltech No. 1 LP
                              Income Statement
                          April 7 to June 30, 2000
                           (Dollars in Thousands)
                                (Unaudited)



        INCOME:
            Synfuel Sales                             $2,893
            Other Income                                 -
        -------------------------------- ----------------------------------
            TOTAL INCOME                                2,893

        EXPENSES:
             Depreciation                                  227
             Raw Material (coal)                        2,979
             Operating Costs                               489
             Insurance                                      67
             General Partners Cost                          60
             One Time Expenses                          3,201
             Other Costs                                  240
        -------------------------------- ----------------------------------
             TOTAL EXPENSES                             7,263

             NET INCOME                              $(4,370)
        ================================ ==================================







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